Exhibit 99.4

A2Z Smart Technologies Announces Strategic Partnership with Accenture

Tel Aviv, Israel / May 31 2022 — A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ), today announced that it has entered, through its subsidiary and its European partners, into a partnership agreement with Accenture Italy (“Accenture”) to increase the brand recognition and expand the market presence of the Cust2Mate Smart Cart Platform in Europe.

A2Z’s state-of-the-art Cust2Mate Smart Cart provides a contactless and convenient shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers don’t have to wait on lines. The platform also allows retail grocers to direct shoppers to discounted products with in-store promotions and collects valuable in-store shopping data to optimize operations and inventory management.

Accenture is a global IT company with a strong presence in the retail tech space. The Cust2Mate Smart Cart will be on display in the Accenture Innovation Center in Milan, Italy, which boasts a robust and innovative retail sector. As part of the agreement Accenture will actively promote and offer A2Z’s Cust2Mate Smart Shopping platform to identified priority customers as well as providing business development, local support and integration services in Italy,

The scope of the agreement covers

-	Promoting Cust2Mate products and offerings to identified partners and customers

-	Overseeing the integration of the Smart Carts to new locations in Europe

-	Providing smart cart maintenance and support

“We are thrilled to be partnering with a company that has the global influence and recognition of Accenture,” commented Bentsur Joseph, Chief Executive Officer of A2Z. “Italy represents a key opportunity for Cust2Mate and an entry point for Europe. We believe that by partnering with Accenture and accessing their vast network of connections and capabilities, it will allow us to establish a strong foothold in the European frictionless retail market. As I’ve said before, partnerships are an integral part of our growth strategy, and we continue to focus on facilitating partnerships that will help us grow Cust2Mate into a global leader and provider of smart shopping cart solutions.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com